

Mail Stop 3628

February 5, 2009

By Facsimile and U.S. Mail

Hugh Steven Wilson
Managing Partner
Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, CA 90405

> **Re: Online Resources Corporation**
> **Additional Soliciting Material filed pursuant to Rule 14a-12**
> **Filed February 3, 2009 by Tennenbaum Capital Partners, LLC**
> **File No. 0-26123**

Dear Mr. Wilson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Soliciting Material

1. We note that your nominees are participants in this solicitation. Refer to Instruction 3(a)(ii) of Item 4 of Schedule 14A. In addition, it appears that Tennenbaum Opportunities Partners V, LP, Special Value Expansion Fund, LLC are also participants. Refer to Instruction 3(a)(iii) of Item 4 of Schedule 14A. Please revise any future filings to identify each of these participants in the filing and on the cover page as persons filing the communication, or advise us of the legal basis upon which the participants rely to not claim responsibility for filing the communication.

2. In future filings, please revise to describe the direct and indirect interests of each participant. Refer to Rule 14a-12(a)(1)(i).

3. The filing makes reference to a future proxy statement, "WHEN AND IF THEY BECOME AVAILABLE" and, in the process, implies that the filing of a non-management definitive proxy statement is not a foregone conclusion. The Commission did not intend to create another exemption from the proxy rules when Rule 14a-12 was adopted. Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file a proxy statement and solicit proxies. See interpretation I.D.3. in the July 2001 Interim Supplement to the Telephone Interpretations Manual publicly available on our website, www.sec.gov. Please confirm that the filing parties will either (i) refrain from using such non-committal language in future communications by affirmatively stating their intention to file a definitive proxy statement; (ii) find an appropriate exemption under Rule 14a-2 from the application of Section 14(a) and Regulation 14A to future communications; or (iii) refrain from your public solicitation activities of Online Resources' security holders.

4. We note that you have identified only Tennenbaum Capital Partners as a filing person on the Schedule 13D/A filed on February 3, 2009. Please advise us as to what consideration has been given as to whether you and the other participants have formed a "group" under Rule 13d-5(b)(1). We may have further comment.

Closing Comments

You should furnish a response letter and any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with the above comment is inappropriate, provide a basis for such belief to the staff in the response letter.

In connection with responding to our comment, please provide, in writing, a statement from each participant and filing person, as appropriate, acknowledging that:

▪ the participant or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

▪ staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪ the participant or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions